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                              June 10, 2024

       Thomas Dineen
       Chief Financial Officer
       Sturm, Ruger & Company, Inc.
       1 Lacey Place
       Southport, CT 06890

                                                        Re: Sturm, Ruger &
Company, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 21,
2024
                                                            File No. 001-10435

       Dear Thomas Dineen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations - 2023
       Net Sales, Cost of Products Sold, and Gross Profit, page 25

   1. You disclose here, and in your Form 10-Q for the fiscal quarter ended March 30, 2024, that you have
experienced inflationary cost increases in materials, commodities, services, wages, energy, fuel,
and transportation, which have contributed to reductions in your gross profit between
periods. Please revise your MD&A in future annual and quarterly filings to quantify the
impact of the inflationary pressures you experience and the resulting impact to your cost of
products sold and gross profit. In addition, expand your disclosures in future filings to
identify actions planned or taken, if any, to mitigate inflationary pressures.
 Thomas Dineen
FirstName  LastNameThomas
Sturm, Ruger  & Company, Inc.Dineen
Comapany
June       NameSturm, Ruger & Company, Inc.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
Non-GAAP Financial Measure, page 28

2. We note that you present EBITDA margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure you present, please also present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-
         Q for the quarterly period ended March 30, 2024, as well as to Exhibit
99.1 of your Form
         8-K filed on May 7, 2024.
Schedule II - Valuation and Qualifying Accounts, page 88

3. Please remove the information relating to the Excess and obsolete inventory reserve from this schedule in future filings. Note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments /
         impairment of inventory rather than true "reserves   . Refer to Rule
12-09 of Regulation S-
         X, SAB Topic 5.BB and ASC 330-10-35-14.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing